UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 November 2021

To: Australian Securities Exchange[1]	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meeting of shareholders of BHP Group Limited held virtually in Australia on 11 November 2021 and at the meeting of shareholders of BHP Group Plc held in London, United Kingdom on 14 October 2021.

As required by the Dual Listed Company Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Group Limited and BHP Group Plc are attached.

The final proxy position for each company is detailed in Appendix 1. The additional information required in respect of BHP Group Plc by the United Kingdom Companies Act 2006 is provided in Appendix 2.

A copy of the resolutions proposed at the Annual General Meetings has been submitted to the FCA National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

[1]	This release was made outside the hours of operation of the ASX market announcements office.

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

The poll results for BHP Group Limited and BHP Group Plc as follows:

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions[1]	Result

1	To receive the 2021 Financial Statements and Reports for BHP	2,917,916,080	99.96%	1,172,702	0.04%	2,919,088,782	40,075,352	CARRIED
2	To reappoint Ernst & Young LLP as the auditor of BHP Group Plc	2,943,697,799	99.68%	9,513,453	0.32%	2,953,211,252	5,928,318	CARRIED
3	To authorise the Risk and Audit Committee to agree the remuneration of Ernst & Young LLP as the auditor of BHP Group Plc	2,950,237,164	99.90%	2,941,725	0.10%	2,953,178,889	5,940,312	CARRIED
4	To approve the general authority to issue shares in BHP Group Plc	2,906,368,585	98.43%	46,482,188	1.57%	2,952,850,773	6,288,665	CARRIED
5	To approve the authority to allot equity securities in BHP Group Plc for cash	2,908,814,113	98.55%	42,944,412	1.45%	2,951,758,525	7,381,093	CARRIED
6	To authorise the repurchase of shares in BHP Group Plc	2,848,947,686	97.67%	67,960,760	2.33%	2,916,908,446	42,208,767	CARRIED
7	To approve the 2021 Remuneration Report other than the part containing the Directors’ remuneration policy	2,874,542,978	97.56%	71,929,211	2.44%	2,946,472,189	12,534,505	CARRIED
8	To approve the 2021 Remuneration Report	2,859,834,285	97.07%	86,271,417	2.93%	2,946,105,702	12,901,951	CARRIED
9	To approve the grant to the Executive Director	2,908,345,010	98.63%	40,410,898	1.37%	2,948,755,908	10,271,293	CARRIED
10	To re-elect Terry Bowen as a Director of BHP	2,877,630,976	97.51%	73,340,139	2.49%	2,950,971,115	8,165,673	CARRIED
11	To re-elect Malcolm Broomhead as a Director of BHP	2,893,894,111	98.07%	56,945,602	1.93%	2,950,839,713	8,296,286	CARRIED

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions[1]	Result

12	To re-elect Xiaoqun Clever as a Director of BHP	2,886,567,918	98.01%	58,740,365	1.99%	2,945,308,283	13,827,716	CARRIED
13	To re-elect Ian Cockerill as a Director of BHP	2,907,216,897	98.52%	43,625,562	1.48%	2,950,842,459	8,289,720	CARRIED
14	To re-elect Gary Goldberg as a Director of BHP	2,897,041,858	98.17%	54,147,886	1.83%	2,951,189,744	8,006,285	CARRIED
15	To re-elect Mike Henry as a Director of BHP	2,913,239,342	98.69%	38,627,091	1.31%	2,951,866,433	7,262,292	CARRIED
16	To re-elect Ken MacKenzie as a Director of BHP	2,797,919,942	95.06%	145,318,420	4.94%	2,943,238,362	15,907,981	CARRIED
17	To re-elect John Mogford as a Director of BHP	2,887,962,402	98.17%	53,792,430	1.83%	2,941,754,832	17,378,157	CARRIED
18	To re-elect Christine O’Reilly as a Director of BHP	2,891,094,408	97.96%	60,245,733	2.04%	2,951,340,141	7,796,518	CARRIED
19	To re-elect Dion Weisler as a Director of BHP	2,908,245,901	98.56%	42,495,268	1.44%	2,950,741,169	8,394,820	CARRIED
20	To approve BHP’s Climate Transition Action Plan	2,421,274,713	84.90%	430,725,050	15.10%	2,851,999,763	107,150,517	CARRIED
21	Amendment to the Constitution	327,821,819	11.83%	2,442,964,657	88.17%	2,770,786,476	188,332,160	NOT CARRIED
	Resolution 22 and Resolution 23 were conditional on Resolution 21 passing. Resolution 21 did not pass so Resolution 22 and 23 are therefore not valid resolutions. Poll figures are provided for information purposes only and do not constitute a voting result.
22	Climate-related lobbying	2,915,967,704	98.92%	31,935,827	1.08%	2,947,903,531	11,003,241	NOT VALID
23	Capital Protection	409,357,356	14.20%	2,474,194,304	85.80%	2,883,551,660	75,594,829	NOT VALID

1.    In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at BHP Group Plc’s meeting are aggregated with “abstained” votes at BHP Group Limited’s meeting. For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

APPENDIX 1

BHP Group Limited & BHP Group Plc - Final Proxy Position

		Limited	Plc

1	To receive the 2021 Financial Statements and Reports for BHP
*	Total number of votes exercisable by all proxies validly appointed	1,464,431,198	1,454,039,417

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,451,382,765	1,453,719,542
–	was to vote against the resolution	940,275	232,425
–	was to abstain on the resolution	26,427,638	13,634,929
–	may vote at the proxy’s discretion	12,108,158	87,450

2	To reappoint Ernst & Young LLP as the auditor of BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,487,594,810	1,465,019,141

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,474,206,236	1,456,713,147
–	was to vote against the resolution	1,282,751	8,228,505
–	was to abstain on the resolution	3,264,026	2,655,205
–	may vote at the proxy’s discretion	12,105,823	77,489

3	To authorise the Risk and Audit Committee to agree the remuneration of Ernst & Young LLP as the auditor of BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,487,572,574	1,465,014,664

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,473,470,909	1,463,942,935
–	was to vote against the resolution	1,939,461	994,290
–	was to abstain on the resolution	3,266,025	2,659,682
–	may vote at the proxy’s discretion	12,162,204	77,439

4	To approve the general authority to issue shares in BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,487,321,352	1,464,943,947

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,472,683,542	1,420,767,841
–	was to vote against the resolution	2,376,657	44,097,350
–	was to abstain on the resolution	3,537,484	2,730,399
–	may vote at the proxy’s discretion	12,261,153	78,756

		Limited	Plc

5	To approve the authority to allot equity securities in BHP Group Plc for cash
*	Total number of votes exercisable by all proxies validly appointed	1,486,671,041	1,464,506,617

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,471,510,787	1,424,569,164
–	was to vote against the resolution	3,078,614	39,856,323
–	was to abstain on the resolution	4,187,975	3,167,729
–	may vote at the proxy’s discretion	12,081,640	81,130

6	To authorise the repurchase of shares in BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,483,748,567	1,432,575,745

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,468,190,552	1,367,904,289
–	was to vote against the resolution	3,357,330	64,593,712
–	was to abstain on the resolution	7,088,045	35,098,600
–	may vote at the proxy’s discretion	12,200,685	77,744

7	To approve the 2021 Remuneration Report other than the part containing the Directors’ remuneration policy
*	Total number of votes exercisable by all proxies validly appointed	1,483,431,844	1,462,568,724

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,453,393,924	1,408,534,074
–	was to vote against the resolution	17,945,897	53,956,678
–	was to abstain on the resolution	7,405,840	5,105,621
–	may vote at the proxy’s discretion	12,092,023	77,972

8	To approve the 2021 Remuneration Report
*	Total number of votes exercisable by all proxies validly appointed	1,483,082,421	1,462,558,507

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,450,686,762	1,396,593,498
–	was to vote against the resolution	20,345,935	65,887,172
–	was to abstain on the resolution	7,756,222	5,115,838
–	may vote at the proxy’s discretion	12,049,724	77,837

		Limited	Plc

9	To approve the grant to the Executive Director
*	Total number of votes exercisable by all proxies validly appointed	1,483,637,877	1,464,660,713

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,460,757,470	1,435,125,618
–	was to vote against the resolution	10,903,736	29,452,259
–	was to abstain on the resolution	7,220,989	3,012,957
–	may vote at the proxy’s discretion	11,976,671	82,836

10	To re-elect Terry Bowen as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,486,853,276	1,463,535,616

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,458,894,499	1,405,875,179
–	was to vote against the resolution	15,757,675	57,578,155
–	was to abstain on the resolution	4,005,560	4,138,730
–	may vote at the proxy’s discretion	12,201,102	82,282

11	To re-elect Malcolm Broomhead as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,486,721,889	1,463,534,796

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,466,848,088	1,414,161,422
–	was to vote against the resolution	7,643,525	49,291,092
–	was to abstain on the resolution	4,136,947	4,139,550
–	may vote at the proxy’s discretion	12,230,276	82,282

12	To re-elect Xiaoqun Clever as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,486,959,049	1,457,770,188

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,456,607,816	1,417,146,911
–	was to vote against the resolution	18,192,781	40,540,995
–	was to abstain on the resolution	3,899,787	9,904,158
–	may vote at the proxy’s discretion	12,158,452	82,282

		Limited	Plc

13	To re-elect Ian Cockerill as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,486,724,077	1,463,536,948

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,467,758,192	1,426,604,505
–	was to vote against the resolution	6,771,192	36,850,161
–	was to abstain on the resolution	4,134,759	4,133,578
–	may vote at the proxy’s discretion	12,194,693	82,282

14	To re-elect Gary Goldberg as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,487,070,918	1,463,537,392

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,464,631,421	1,419,423,326
–	was to vote against the resolution	10,106,711	44,031,784
–	was to abstain on the resolution	3,847,948	4,136,954
–	may vote at the proxy’s discretion	12,332,786	82,282

15	To re-elect Mike Henry as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,486,886,140	1,464,398,289

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,468,338,948	1,432,076,273
–	was to vote against the resolution	6,385,219	32,236,069
–	was to abstain on the resolution	3,964,501	3,276,057
–	may vote at the proxy’s discretion	12,161,973	85,947

16	To re-elect Ken MacKenzie as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,484,951,001	1,457,693,278

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,421,756,038	1,363,315,024
–	was to vote against the resolution	51,011,976	94,290,842
–	was to abstain on the resolution	5,907,825	9,981,067
–	may vote at the proxy’s discretion	12,182,987	87,412

		Limited	Plc

17	To re-elect John Mogford as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,485,213,812	1,455,959,586

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,463,388,370	1,411,740,648
–	was to vote against the resolution	9,646,211	44,136,363
–	was to abstain on the resolution	5,645,014	11,711,760
–	may vote at the proxy’s discretion	12,179,231	82,575

18	To re-elect Christine O’Reilly as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,487,204,830	1,463,545,719

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,451,660,545	1,426,553,071
–	was to vote against the resolution	23,333,058	36,910,366
–	was to abstain on the resolution	3,653,996	4,128,627
–	may vote at the proxy’s discretion	12,211,227	82,282

19	To re-elect Dion Weisler as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,486,630,831	1,463,533,292

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,468,506,250	1,426,860,215
–	was to vote against the resolution	5,886,520	36,588,885
–	was to abstain on the resolution	4,227,995	4,141,054
–	may vote at the proxy’s discretion	12,238,061	84,192

20	To approve BHP’s Climate Transition Action Plan
*	Total number of votes exercisable by all proxies validly appointed	1,437,026,960	1,414,360,255

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,238,230,148	1,170,228,963
–	was to vote against the resolution	186,649,160	244,050,512
–	was to abstain on the resolution	53,831,866	53,311,069
–	may vote at the proxy’s discretion	12,147,652	80,780

		Limited	Plc

21	Amendment to the Constitution
*	Total number of votes exercisable by all proxies validly appointed	1,389,979,590	1,380,213,751

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	75,575,411	252,184,691
–	was to vote against the resolution	1,302,734,079	1,127,940,651
–	was to abstain on the resolution	100,850,767	87,458,105
–	may vote at the proxy’s discretion	11,670,100	88,409

	Resolution 22 and Resolution 23 were conditional on Resolution 21 passing. Resolution 21 did not pass so Resolution 22 and 23 are therefore not valid resolutions. Proxy figures are provided for information purposes only.

22	Climate-related lobbying
*	Total number of votes exercisable by all proxies validly appointed	1,484,435,524	1,462,864,373

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,457,652,691	1,450,833,753
–	was to vote against the resolution	14,627,025	11,941,138
–	was to abstain on the resolution	6,183,347	4,807,894
–	may vote at the proxy’s discretion	12,155,808	89,482

23	Capital Protection
*	Total number of votes exercisable by all proxies validly appointed	1,473,104,486	1,409,858,747

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	138,804,038	270,478,754
–	was to vote against the resolution	1,322,643,716	1,139,291,711
–	was to abstain on the resolution	17,754,336	57,813,286
–	may vote at the proxy’s discretion	11,656,732	88,282

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 and in respect of BHP Group Plc, the votes validly cast1 as a percentage of the company’s total issued share capital (as at 6pm on 14 October 2021) are:

	Item of Business	Votes Cast %[1]
1	To receive the 2021 Financial Statements and Reports for BHP	68.85%
2	To reappoint Ernst & Young LLP as the auditor of BHP Group Plc	69.37%
3	To authorise the Risk and Audit Committee to agree the remuneration of Ernst & Young LLP as the auditor of BHP Group Plc	69.37%
4	To approve the general authority to issue shares in BHP Group Plc	69.37%
5	To approve the authority to allot equity securities in BHP Group Plc for cash	69.35%
6	To authorise the repurchase of shares in BHP Group Plc	67.83%
7	To approve the 2021 Remuneration Report other than the part containing the Directors’ remuneration policy	69.25%
8	To approve the 2021 Remuneration Report	69.25%
9	To approve the grant to the Executive Director	69.35%
10	To re-elect Terry Bowen as a Director of BHP	69.30%
11	To re-elect Malcolm Broomhead as a Director of BHP	69.30%
12	To re-elect Xiaoqun Clever as a Director of BHP	69.03%
13	To re-elect Ian Cockerill as a Director of BHP	69.30%
14	To re-elect Gary Goldberg as a Director of BHP	69.30%
15	To re-elect Mike Henry as a Director of BHP	69.34%
16	To re-elect Ken MacKenzie as a Director of BHP	69.02%
17	To re-elect John Mogford as a Director of BHP	68.94%
18	To re-elect Christine O’Reilly as a Director of BHP	69.30%
19	To re-elect Dion Weisler as a Director of BHP	69.30%

20	To approve BHP’s Climate Transition Action Plan	66.97%
21	Amendment to the Constitution	65.35%
22	Climate-related lobbying[2]	69.27%
23	Capital Protection[2]	66.76%

1. This calculation does not include the votes cast at the BHP Group Limited Annual General Meeting which are added to the votes cast at the BHP Group Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Group Plc and BHP Group Limited can be found on pages 2 and 3 of this announcement.

2. Resolution 22 and Resolution 23 were not valid as they were conditional on Resolution 21 being approved by the required majority. The information above is for information purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 11, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary